SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2019

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

Date: June 29, 2020	/s/ Alex P. Voitovich
Authorized Representative of the Benefits Administration Committee

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

Notes to Financial Statements as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019	4-19

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Question 4a
Schedule of Delinquent Participant Contributions	20

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2019	21

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee,
and the Participants in Marsh & McLennan Companies 401(k) Savings & Investment Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at year end) as of December 31, 2019 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
New York, New York
June 29, 2020
We have served as the auditor of the Plan since 1990.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2019	2018
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

SHORT-TERM INVESTMENT FUND AT FAIR VALUE	$685,445	$712,330

PLAN IDENTIFIED INVESTMENTS HELD BY MASTER TRUST AT FAIR VALUE (NOTES 2 and 4)	2,696,121,942	2,193,899,881

PLAN INTEREST IN COMMINGLED INVESTMENTS HELD BY MASTER TRUST (NOTE 3)	2,501,202,466	2,076,325,001

TOTAL INVESTMENTS	5,198,009,853	4,270,937,212

RECEIVABLES:

NOTES RECEIVABLE FROM PARTICIPANTS	35,668,072	36,253,461

CONTRIBUTIONS RECEIVABLE	254,906	19,103

DIVIDENDS AND INTEREST RECEIVABLE	380,256	383,420

TOTAL RECEIVABLES	36,303,234	36,655,984

NET ASSETS AVAILABLE FOR BENEFITS	$5,234,313,087	$4,307,593,196

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

INVESTMENT INCOME:
NET APPRECIATION IN FAIR VALUE OF PLAN IDENTIFIED INVESTMENTS HELD BY MASTER TRUST	$523,929,252
PLAN INTEREST IN COMMINGLED INVESTMENTS HELD BY MASTER TRUST	454,444,869
DIVIDENDS AND INVESTMENT INCOME	23,718,719

NET INVESTMENT INCOME	1,002,092,840

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,861,343

CONTRIBUTIONS:
PARTICIPANT	177,750,620
EMPLOYER	122,358,842
ROLLOVERS	39,907,178

TOTAL CONTRIBUTIONS	340,016,640

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(417,277,048)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	926,693,775

TRANSFERS IN FROM OTHER PLAN (NOTE 7)	581,685
TRANSFERS OUT TO OTHER PLAN (NOTE 7)	(555,569)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,307,593,196

End of year	$5,234,313,087

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND
FOR THE YEAR ENDED DECEMBER 31, 2019
(1)Description of the Plan
General
The Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") is a defined contribution plan with 401(k), 401(m) and Employee Stock Ownership Plan features, which allows eligible participants to contribute from their eligible compensation through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. Under the Plan, employees who are at least 18 years of age and classified as a U.S. regular or temporary employee, paid from U.S. payroll, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. (the "Company", "Marsh & McLennan Companies" or the "Plan Sponsor"), with the exception of any employee of Marsh & McLennan Agency LLC and its subsidiaries and affiliates ("MMA"), are eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.
The before-tax and/or Roth 401(k) participant contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional "catch-up" contributions.
The Plan's assets are held in a trust. The trustee for the Plan and custodian for all Plan assets is the Northern Trust Company (the "Trustee" or "Northern Trust"). The Trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Effective January 1, 2016 Transamerica Retirement Solutions, LLC ("Transamerica") acquired Mercer's defined contribution book of business ("Mercer Benefits"). In connection with the acquisition, Mercer Benefits engaged Transamerica as a subcontractor to provide recordkeeping services for the Plan, which includes making distribution payments as directed by the Company. Prior to this transaction Mercer Benefits was the Plan's recordkeeper. Effective July 1, 2019 a contract was entered into directly between the Company, the Plan and Transamerica thereby ending the subcontracting arrangement between Mercer Benefits and Transamerica.
The Marsh & McLennan Companies Benefits Administration Committee is the plan administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.
The Marsh & McLennan Companies Benefits Investment Committee is the investment fiduciary responsible for selecting the investment alternatives to be made available to Plan participants in addition to Company stock (which is available at the direction of the Plan Sponsor as a matter of a plan design). The Plan is intended to comply with Section 404(c) of ERISA. Thus, the Plan permits each participant to exercise control over the investment of the assets in the participant's individual account and, to the extent the participant has exercised such control, that participant is solely responsible for his/her decisions. Certain investment advisory and consulting services are performed by employees of the Company or its subsidiaries. Those costs are borne directly by the Company. The Company also pays certain investment management fees on behalf of the Plan.
Contributions
The Company makes matching contributions, after completion of one year of vesting service, of 50% on the first 6% of eligible compensation that participants contribute to the Plan in any pay period.
The Company makes an automatic Company contribution equal to 4% of eligible base pay (the "Fixed Contribution"). Eligible U.S. employees of the Company are eligible to receive the Fixed Contribution with the exception of MMA and Dovetail Insurance Corporation. The Fixed Contribution is paid into the Plan by the Company regardless of whether an employee contributes to the Plan.
Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Code (“IRC”) annual before-tax and Roth 401(k) contributions limit, the before-tax and Roth 401(k) contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s eligible compensation reaches the IRC compensation limit.
Investments
Participants are eligible to direct their Company matching contributions and all of their participant contributions to any of the available investment options. Fixed Contributions follow the investment direction of Company matching contributions. If a participant does not choose an investment direction for his or her future Company matching contributions, Fixed Contributions or participant contributions, they are automatically invested in the BlackRock LifePath Index Fund which most clearly matches a participant's retirement age, based on the Plan's normal retirement age of 65.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and the Fixed Contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company’s matching contributions. Participants hired on or after January 1, 1998 and who terminated employment with the Company on or before June 30, 2002 vested in the Company’s matching contribution as follows: 0% if less than three years of service, 33% after 3 years of service, 67% after 4 years of service, and 100% after 5 years of service. Participants who were hired on or after July 1, 2002 and who terminated employment with the Company on or before December 31, 2005, were subject to the following vesting schedule:

0% if less than two years of service, 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Participants who were active employees as of January 1, 2006, or participants who terminate employment on or after January 1, 2006 who have at least one hour of service on or after January 1, 2006, vest in the Company’s matching contribution and Fixed Contribution as follows: 0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.
At December 31, 2019 and 2018, forfeited non-vested accounts totaled $26,414 and $28,163, respectively. The balances in forfeited non-vested accounts have been and will be used to fund future contributions due from the Company and/or to reduce Plan expenses. During the year ended December 31, 2019, employer contributions of $3.1 million were funded from forfeited non-vested accounts.
Payment of Benefits
Participants with vested balances greater than $1,000 who leave the Company may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.
Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly or semi-monthly payroll deductions or may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. As of December 31, 2019, participant loans have maturities through 2035 at interest rates ranging from 4.25% to 9.50%.
The preceding description of the Plan provides only general information. Participants should refer to the plan document and the summary plan description. The summary plan description is located in the Marsh & McLennan Companies Benefits Handbook via https://connect.mmc.com and provides a more complete description of the Plan’s provisions.

(2)Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board ("FASB") issued guidance which amends certain fair value disclosure requirements. The guidance removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The guidance also modified the disclosure for investments in certain entities that calculate net asset value ("NAV") to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Plan adopted this guidance, which requires prospective application, effective January 1, 2019. The adoption of this guidance affected disclosures in Note 4 and had no impact on the amounts reported on the financial statements.
In January 2016, the FASB issued guidance on recognition and measurement of financial assets and liabilities. The guidance removes the requirement for employee benefit plans to make disclosures related to the fair value of financial instruments not recorded at fair value. The guidance is effective for fiscal years beginning after December 15, 2018. The Plan adopted this guidance effective January 1, 2019. The adoption of this guidance affected disclosures in Note 4 and had no impact on the amounts reported on the financial statements.
In February 2017, the FASB issued new guidance to clarify presentation requirements for a plan's interest in a master trust and required more detailed disclosures of the plan's interest in the master trust. The amendments (1) require a plan's interest in a master trust and any change in that interest must be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively; (2) remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments; (3) require all plans to disclose their master trust's other asset and liability balances and the dollar amount of the plan's interest in each of those balances; and (4) eliminate redundant disclosures relating to 401(h) account assets. Part 4 is not applicable to the Plan. The Plan adopted this guidance, which requires retrospective application, effective January 1, 2018. The adoption of this guidance affected disclosures only and had no impact on the amounts reported on the financial statements.

Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. As disclosed below, the Plan participated in the Marsh & McLennan Master Retirement Savings Trust (the "Master Trust"). Included in the Master Trust's investments at December 31, 2019 and 2018 are shares of the Company's common stock amounting to $545,515,388 and $434,633,194, respectively. This investment represents 20% of the Master Trust's total investments at December 31, 2019 and 2018. A significant decline in the market value of the Company's common stock would significantly affect the Plan's net assets available for benefits.
In March 2020, the World Health Organization declared the Coronavirus (COVID-19) a pandemic. Following the outbreak, the values of investment securities have declined significantly. The economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan.  The extent of the adverse impact of the COVID-19 outbreak on the Plan’s participants’ account balances and the amounts reported in the 2019 Statement of Net Assets Available for Benefits cannot be predicted at this time.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents consist of short-term investment funds composed of high-grade money market instruments with maturities less than ninety days.
Investment Valuation and Income Recognition
The Plan, along with the Marsh & McLennan Agency 401(k) Savings & Investment Plan ("MMA Plan"), participates in the Master Trust. The Master Trust holds investments in which the Plan owns an undivided interest for the exclusive benefit of the Plan. These investments total $2,696,121,942 and $2,193,899,881 at December 31, 2019 and 2018 and are presented as Plan Identified Investments in the Statement of Net Assets Available for Benefits. The Master Trust also holds certain investments in commingled funds in which the Plan and the MMA Plan are deemed to have a divided interest in the investments in which they participate.
Plan Identified Investments
The investments held for the exclusive benefit of the Plan include mutual funds and common collective trusts. These investments are stated at fair value and are disclosed in Note 4. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the NAV of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. NAV is used as a practical expedient for estimating fair value of common/collective trusts, as permitted by applicable accounting guidance.
Commingled funds held by Master Trust
The Master Trust also includes the Marsh & McLennan Companies Stock Fund, which consists of Marsh & McLennan Companies common stock and short-term investments, a Stable Value Fund, which includes guaranteed investment contracts (“GICs”) and short-term investments, as well as four common/collective trusts. These investments are commingled funds that are shared between the Plan and the MMA Plan. The Plan’s interest in the commingled investments is disclosed in Note 3.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Investment income and dividends include capital gains paid during the period. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the period.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company as provided in the plan document. Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective trusts are deducted from income earned on a daily basis and are reflected as a reduction of investment return for such investments. The Company also pays certain investment management fees on behalf of the Plan.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to take a distribution from the Plan but had not yet been paid at December 31, 2019 and 2018 amounted to $2,369,850 and $1,131,626, respectively.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
(3)Interest in Master Trust
The Trustee holds certain investment assets of the Master Trust as commingled funds in which each separate plan is deemed to have a divided interest in the investments in which they participate. The Plan’s investment in the shared assets held by the Master Trust consists of units owned in the Marsh & McLennan Companies Stock Fund, the Invesco Fixed Income Fund, the S&P

500 Index Fund, the US Bond Index Fund, the Extended Equity Market Index Fund and the Non-US Equity Index Fund.
The following tables summarize the assets and liabilities of the commingled funds held in the Master Trust and the Plan's interest in those assets and liabilities as of December 31, 2019 and 2018:

	December 31, 2019
	Master Trust-Commingled Funds	Plan's Interest in Master Trust Commingled Funds
Marsh & McLennan Companies Stock Fund
Marsh & McLennan Companies common stock at fair value	$545,515,388	$516,678,476
Short-term investment fund at fair value	10,228,204	9,687,523
Accrued interest receivable	14,109	13,363
Liability for expenses incurred	(21,250)	(20,127)
	555,736,451	526,359,235
Stable Value Fund
Security backed investment contracts at contract value	554,165,498	521,784,061
Short-term investment fund at fair value	13,520,073	12,730,057
Accrued interest receivable	21,368	20,119
Liability for expenses incurred	(256,829)	(241,822)
	567,450,110	534,292,415
Common/collective trusts at fair value	1,580,755,901	1,440,550,816
Net assets of commingled funds held by Master Trust	$2,703,942,462	$2,501,202,466

	December 31, 2018
	Master Trust - Commingled Funds	Plan's Interest in Master Trust Commingled Funds
Marsh & McLennan Companies Stock Fund
Marsh & McLennan Companies common stock at fair value	434,633,194	415,385,826
Short-term investment fund at fair value	9,305,781	8,893,682
Accrued interest receivable	18,709	17,880
	443,957,684	424,297,388
Stable Value Fund
Security backed investment contracts at contract value	540,169,751	510,536,496
Short-term investment fund at fair value	18,104,543	17,111,343
Accrued interest receivable	58,074	54,888
Liability for securities purchased	(162,659)	(153,735)
	558,169,709	527,548,992
Common/collective trusts at fair value	1,221,145,009	1,124,478,621
Net assets of commingled funds held by Master Trust	$2,223,272,402	$2,076,325,001

The following table summarizes the net investment income of the commingled funds held in the Master Trust for the year ended December 31, 2019:

INVESTMENT INCOME AND EXPENSES:
Net appreciation in fair value of Marsh & McLennan Companies common stock	$165,722,464
Net appreciation in fair value of common/collective trusts	299,658,322
Dividends	9,090,226
Interest	14,668,683
Expenses	(778,978)
NET INVESTMENT INCOME	$488,360,717

NET INVESTMENT INCOME FROM COMMINGLED FUNDS IN MASTER TRUST – BY PLAN:
Marsh & McLennan Companies 401(k) Savings & Investment Plan	$454,444,869
MMA Plan	$33,915,848
Marsh & McLennan Companies Stock Fund Valuations
The Marsh & McLennan Companies Stock Fund consists of Marsh & McLennan Companies common stock and short-term investment funds. The Marsh & McLennan Companies common stock is reported at fair value based on the closing market price at December 31, 2019 and 2018. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at fair value as of the reporting date.
Stable Value Fund Valuations
The stable value fund consists of GICs, synthetic GICs, separate account GICs and short-term investment funds. The short-term investment funds primarily consist of high-grade money market instruments with short maturities that are reported at fair value as of the reporting date.
The investments in traditional GICs, synthetic GICs, and separate account GICs are part of the stable value fund managed by Invesco Advisers, Inc. Investments in traditional GICs, synthetic GICs, and separate account GICs (collectively, the "Investment Contracts") are required to be reported at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Investment Contracts provide for benefit responsive withdrawals by Plan participants at contract value.
Investment Contracts will normally be held to maturity and meet the fully benefit responsive requirements of the accounting guidance. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.
Synthetic GICs consist of investment-grade fixed income securities (or units of commingled funds composed of such securities) owned by the Stable Value Fund or, in the case of separate account GICs, owned by the insurance company. These underlying assets are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). With traditional GICs, the underlying assets are part of the general account of the issuing insurance company. The underlying securities of the synthetic GICs and separate account GICs are generally actively managed during the life of the contract. Under specified circumstances, the Investment Contracts provide liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.
The stable value fund purchases wrapped contracts from insurance companies, banks, or other financial institutions. The wrapped contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapped contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The crediting rate is calculated by a formula specified in each wrap agreement and is typically reset on a monthly or quarterly basis, depending on the contract. The key factors that influence future crediting rates for wrapped contracts include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the fixed income securities that back the wrapped contract, and the duration of the underlying investments backing the contract.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. In addition, participant withdrawals and transfers from the stable value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the contract value are amortized in the future through either a lower crediting interest rate (in the event of market losses) or higher crediting interest rate (in the event of market gains) than would otherwise be the case. All wrapped contracts provide for a minimum interest crediting rate of zero percent.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code ("IRC") or the failure of the trust to be tax-exempt under Section 501(a) of the IRC, premature termination of the contracts, Plan termination or merger, changes to the Plan’s prohibition on competing investment options and bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
In addition, certain events allow the contract issuer to terminate a contract with the Plan and settle at an amount different from the contract value. Those events may be different under each contract. Examples of such events include the following: an uncured violation of the Plan’s investment guidelines, a breach of material obligation under the contract, a material misrepresentation, and a material amendment to the agreements without the consent of the issuer. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or, in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).
Management believes that no events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers or that could cause a contract issuer to terminate a contract.

Common / collective trusts
Shares of common/collective trusts are valued at the NAV of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. NAV is used as a practical expedient for estimating fair value of common/collective trusts.
(4)Fair Value Measurements
Guidance issued by the FASB related to Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; Level 3, which refers to securities valued based on significant unobservable inputs; and NAV, which refers to investments valued using net asset value as a practical expedient. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth, by level within the fair value hierarchy, a summary of plan identified investments held by the Master Trust measured at fair value at December 31, 2019 and 2018.

	Plan Identified Investments Held by Master Trust at Fair Value
	Fair Value Measurements at December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Short term investment funds	$685,445	$—	$—	$—	$685,445
Mutual funds:
Balanced/target retirement funds	282,479,306	—	—	—	282,479,306
Bond funds	141,008,650	—	—	—	141,008,650
Growth funds	338,619,856	—	—	—	338,619,856
International funds	201,095,780	—	—	—	201,095,780
Value funds	490,512,401	—	—	—	490,512,401
Total Mutual funds	1,453,715,993	—	—	—	1,453,715,993
Common/collective trusts	—	—	—	1,242,405,949	1,242,405,949
Total investments	$1,454,401,438	$—	$—	$1,242,405,949	$2,696,807,387

	Plan Identified Investments Held by Master Trust at Fair Value
	Fair Value Measurements at December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Short term investment funds	$712,330	$—	$—	$—	$712,330
Mutual funds:
Balanced/target retirement funds	238,936,956	—	—	—	238,936,956
Bond funds	127,628,013	—	—	—	127,628,013
Growth funds	278,179,320	—	—	—	278,179,320
International funds	178,974,238	—	—	—	178,974,238
Value funds	432,693,619	—	—	—	432,693,619
Total Mutual funds	1,256,412,146	—	—	—	1,256,412,146
Common/collective trusts	—	—	—	937,487,735	937,487,735
Total investments	$1,257,124,476	$—	$—	$937,487,735	$2,194,612,211
Following is a description of the valuation methodologies used for assets measured at fair value.

•	Short-term investment funds: High-grade money market instruments valued using a valuation technique that results in price per share of $1.00.

•	Mutual funds: Valued at quoted market prices at year-end on an active market.

•	Common/collective trusts: Valued at NAV at year-end.
The following tables set forth, by level within the fair value hierarchy, a summary of the assets included in the commingled funds held by the Master Trust measured at fair value at December 31, 2019 and 2018.

	Assets Held in Commingled Funds by Master Trust
	Fair Value Measurements at December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Marsh & McLennan Companies common stock	$545,515,388	$—	$—	$—	$545,515,388
Short-term investment fund	23,748,277	—	—	—	23,748,277
Common/collective trusts	—	—	—	1,580,755,901	1,580,755,901
Total Master Trust Investments at Fair Value	$569,263,665	$—	$—	$1,580,755,901	$2,150,019,566

	Assets Held in Commingled Funds by the Master Trust
	Fair Value Measurements at December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Marsh & McLennan Companies common stock	$434,633,194	$—	$—	$—	$434,633,194
Short-term investment fund	27,410,324	—	—	—	27,410,324
Common/Collective trusts	—	—	—	1,221,145,009	1,221,145,009
Total Master Trust Investments at Fair Value	$462,043,518	$—	$—	$1,221,145,009	$1,683,188,527

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock: Valued at the closing price reported on an active market where the securities are traded.

•	Short-term investment funds: High-grade money market instruments valued using a valuation technique that results in price per share of $1.00.

•	Common/collective trusts: Valued at NAV at year-end.

(5)Net Asset Value (NAV) Per Share
The following table provides additional information as of December 31, 2019 and 2018 for plan identified investments held by the Master Trust that report a NAV per share (or its equivalent):

	Fair Value
	2019	2018	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Target Retirement Funds (a)	$816,165,496	$588,062,466	—	Daily	None
T. Rowe Blue Chip Growth Trust (b)	351,837,357	288,912,644	—	Daily	None
Putnam Large Cap Growth Trust (c)	74,403,096	60,512,625	—	Daily	None
	$1,242,405,949	$937,487,735

(a)
This category includes investments in a mix of index funds designed to provide income for selected retirement years. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(b)	This fund includes investments in U.S. and non-U.S. equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.

(c)	This fund includes investments in mid size and large U.S. equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.
The following table provides additional information as of December 31, 2019 and 2018 for certain commingled funds held by the Master Trust that report a NAV per share (or its equivalent):

	Fair Value
	2019	2018	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
S&P 500 Index Fund (a)	$635,526,989	$495,445,987	—	Daily	None
Non-U.S. Equity Index Fund (b)	320,231,013	246,506,287	—	Daily	None
U.S. Bond Index Fund (c)	282,556,214	227,678,998	—	Daily	None
U.S. Extended Equity Market Index Fund (d)	202,236,601	154,814,107	—	Daily	None
	$1,440,550,817	$1,124,445,379

(a)	This fund includes investments primarily in U.S. equity securities. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(b)	This fund includes investments primarily in non-U.S. equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.

(c)	This fund includes investments in government and corporate bonds. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.

(d)	This fund includes investments in U.S. small cap equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.
There are no redemption restrictions on plan identified investments or the commingled funds held in the Master Trust.
(6) Exempt Party in Interest Transactions
The Plan has a short-term investment fund managed by the Trustee. The balance in the fund at December 31, 2019 and 2018 was $685,445 and $712,330, respectively. The Plan recorded interest income of $11,420 for the year ended December 31, 2019 related to this fund.
At December 31, 2019 and 2018, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 4,637,631 and 5,208,660 shares of common stock of Marsh & McLennan

Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2019 and 2018 was $516,678,472 and $415,385,826, respectively. The cost of these shares at December 31, 2019 and 2018 was $132,418,476 and $141,018,556, respectively. The Plan recorded dividend income of $8,663,120 and $8,832,042 for the years ended December 31, 2019 and 2018, respectively, from shares of Marsh & McLennan Companies, Inc.
The Plan issues loans to participants which are secured by the vested balances in the participants' accounts.
The Mercer Emerging Markets Equity Fund was an available investment option for participants in the Plan. Mercer Investment Management, LLC, the "manager of managers" for the fund, is a subsidiary of the Plan Sponsor. Investment fees for this fund were deducted from income earned on a daily basis and were reflected as a reduction of investment return of the fund pursuant to class exemption 77-3 adopted by the Department of Labor. The Plan discontinued use of this fund in November 2019, at which time the balances in the fund were transferred to the American Funds' EuroPacific Growth Fund.
Certain administrative, investment and investment advisory functions are performed by officers and employees of the Company and its subsidiaries (who may also be participants in the Plan) at no cost to the Plan. Certain of these functions are performed by unaffiliated, third parties who might have other roles with respect to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.
(7)    Net Transfers to Other Plan
In 2019 certain employees transferred their balances between the Plan and the MMA Plan. The net amount transferred to the Plan from the MMA Plan and reported in the statement of changes in net assets available for benefits was $26,116 which included transfers to the Plan of $581,685 and transfers from the Plan of $555,569.
(8)    Federal Income Tax Status
The IRS has determined and informed the Company by a letter dated September 25, 2013, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however the Company and the Plan’s management believe that the Plan is currently operated in compliance with the applicable requirements of the IRC and that the Plan continues to be qualified and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that all Plan years remain open to examination by the IRS.

(9) Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.
(10) Prohibited Transaction
The Company remitted the December 15, 2018 and December 31, 2018 employee deferral amounts of $1,000.04 for a single participant to the Trustee on February 5, 2019, which was later than required by Department of Labor ("DOL") Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. In addition, the participant's account will be credited with the amount of investment income that would have been earned had the employee deferrals been remitted on a timely basis.
(11) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$5,234,313,087	$4,307,593,196
Less: Amounts allocated to withdrawing participants	(2,369,850)	(1,131,626)
Net assets available for benefits per the Form 5500, at fair value	$5,231,943,237	$4,306,461,570

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2019:

Benefits paid to participants per the financial statements	(417,277,048)
Add: Amounts allocated to withdrawing participants and accrued on Form 5500	2,369,850
Less: Prior year amounts allocated to withdrawing participants	(1,131,626)
Benefits paid to participants per Form 5500	$(416,038,824)

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2019 but not reflected as paid as of that date.

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2019:

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	926,693,775
Less: Amounts allocated to withdrawing participants	(1,238,224)
Net Income per Form 5500	$925,455,551

(12) SUBSEQUENT EVENTS
Subsequent to year end, there was an outbreak of the novel Coronavirus (COVID 19) which impacted the financial markets and the global economy. The outbreak of COVID 19 is still on-going and the extent of the impact of COVID-19 on the Plan’s net assets available for benefits and changes in net assets available is uncertain. The related financial impact and duration cannot be reasonably estimated at this time.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Plan is currently evaluating the applicable relief provisions included in the CARES Act and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.
Plan Management has performed its evaluation of subsequent events through the issuance of these financial statements and has determined that there were no additional subsequent events requiring adjustment to or disclosure in the financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
Employer ID No: 36-2668272
Plan No: #003

	Total That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan
Check here if late participant loan contributions are included
2019 participant contribution transferred late to the Plan	$—	$1,000	$—	$—
2018 participant contribution transferred late to the Plan	$—	$2,011	$—	$—

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
EIN #36-2668272
Plan #003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party (Share class)	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value
*	SHORT-TERM INVESTMENT FUND (N/A)	Common/Collective Trust	$685,445
	T. ROWE PRICE BLUE CHIP GROWTH TRUST (T4)	Common/Collective Trust	351,837,357
	BLACKROCK LIFEPATH INDEX 2025 FUND (O)	Common/Collective Trust	95,589,512
	BLACKROCK LIFEPATH INDEX 2030 FUND (O)	Common/Collective Trust	114,766,474
	BLACKROCK LIFEPATH INDEX 2035 FUND (O)	Common/Collective Trust	111,898,130
	BLACKROCK LIFEPATH INDEX 2040 FUND (O)	Common/Collective Trust	110,493,240
	BLACKROCK LIFEPATH INDEX 2045 FUND (O)	Common/Collective Trust	96,365,512
	BLACKROCK LIFEPATH INDEX 2050 FUND (O)	Common/Collective Trust	109,862,344
	BLACKROCK LIFEPATH INDEX 2055 FUND (O)	Common/Collective Trust	81,750,535
	BLACKROCK LIFEPATH INDEX 2060 FUND (O)	Common/Collective Trust	24,787,206
	BLACKROCK LIFEPATH INDEX 2065 FUND (O)	Common/Collective Trust	111,823
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND (L)	Common/Collective Trust	70,540,720
	PUTNAM LARGE CAP VALUE TRUST IA	Common/Collective Trust	74,403,096
	DODGE & COX STOCK FUND (N/A)	Registered Investment Company	280,967,710
	GOLDMAN SACHS SMALL CAP FUND (Institutional)	Registered Investment Company	113,619,476
	PIMCO TOTAL RETURN FUND (Institutional)	Registered Investment Company	141,008,650
	T. ROWE PRICE INSTITUTIONAL MID CAP EQUITY GROWTH FUND (Institutional)	Registered Investment Company	338,619,856
	VANGUARD SELECTED VALUE ACCT FUND (Investor)	Registered Investment Company	95,925,215
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND (R6)	Registered Investment Company	201,095,780
	VANGUARD WELLINGTON FUND (Admiral)	Registered Investment Company	282,479,306
*	VARIOUS PARTICIPANTS (N/A)	Participant Loans maturing through 2035 at interest rates from 4.25% to 9.50%.	35,668,072
			$2,732,475,459

Note: Cost information is not required for participant-directed investments and therefore is not included.
*Party-in-interest.